SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 15, 2022

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Announcement of LM Ericsson Telephone Company, December 14, 2022 regarding “Ericsson Announces Extension of Compliance Monitorship”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: December 15, 2022

PRESS RELEASE December 14, 2022

Ericsson Announces Extension of Compliance Monitorship

Ericsson (NASDAQ: ERIC) announces that it has agreed with the U.S. Department of Justice (DOJ) and Securities and Exchange Commission (SEC) to extend the term of the Company’s Independent Compliance Monitor for one year, to June 2024.

In 2019 Ericsson entered into a Deferred Prosecution Agreement (DPA) with the DOJ and a Consent Judgment with the SEC to resolve violations of the FCPA. As part of the resolution, Ericsson agreed to engage an independent compliance monitor for a period of three years while the Company strengthened its culture and established a rigorous anti-corruption, compliance and controls program.

This extension will allow the company, under the monitorship, to further embed best in class governance, risk management and compliance frameworks across the organization.

The Company remains committed to cooperating with the DOJ in connection with the resolution of the breach notification.

Börje Ekholm, President and CEO, says: “This extension is consistent with our commitment to continuous improvement of Ericsson’s Ethics and Compliance program. We have made significant progress in changing our culture and implementing an enhanced compliance framework and system of internal controls, and we will use this additional time to ensure these improvements are ingrained in our organization, our daily interactions and the way we do business. We want to get this right and, to be a true industry leader, we have to conduct our business in the right way.”

Ronnie Leten, Chair of the Board of Directors, says: “We are dedicated to acting with integrity in everything we do and continuing to align business operations with strengthened internal controls, governance and risk management processes. Our work with the monitor has meaningfully advanced our Ethics and Compliance program, and we welcome this extension of our engagement with the monitor.”

NOTES TO EDITORS:

FOLLOW US:

Subscribe to Ericsson press releases here

Subscribe to Ericsson blog posts here

https://twitter.com/ericsson

https://www.facebook.com/ericsson

https://www.linkedin.com/company/ericsson

1 (3)

PRESS RELEASE December 14, 2022

MORE INFORMATION AT:

Ericsson Newsroom

media.relations@ericsson.com (+46 10 719 69 92)

investor.relations@ericsson.com (+46 10 719 00 00)

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

Additional contacts

Stella Medlicott, Senior Vice President, Marketing and Corporate Relations

Phone: +46 730 95 65 39

E-mail: media.relations@ericsson.com

Media

Kirsty Fitzgibbon, Vice President, Head of External Relations, acting

Phone: +46 730 95 81 57

E-mail: media.relations@ericsson.com

Kristoffer Edshage, Head of Financial and Regulatory Communication

Phone: +46 722 20 44 46

E-mail: media.relations@ericsson.com

Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

ABOUT ERICSSON:

Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The company’s portfolio spans the following business areas: Networks, Cloud Software and Services, Enterprise Wireless Solutions, Global Communications Platform, and Technologies and New Businesses. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

2 (3)

PRESS RELEASE December 14, 2022

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above at 10:00 pm CET on December 14, 2022.

3 (3)